UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-3671

A.     Full title of the plan and the address of the plan, if different from the issuer named below:

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

B.     Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GENERAL DYNAMICS CORPORATION
3190 FAIRVIEW PARK DRIVE
FALLS CHURCH, VIRGINIA 22042-4253

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN
INDEX OF FINANCIAL STATEMENTS AND EXHIBITS

(a)	FINANCIAL STATEMENTS

	Report of Independent Public Accountants	1

	Statements of Net Assets Available for Benefits,
	As of December 31, 2001 and 2000	3

	Statement of Changes in Net Assets Available for Benefits,
	For the Year Ended December 31, 2001	4

	Notes to Financial Statements	5-12

(b)	SIGNATURE	13

(c)	EXHIBITS

	Exhibit 23.2 Consent of KPMG LLP

	Exhibit 99.6 Limitation of Recovery Against Arthur Andersen LLP

Independent Auditors’ Report

The Board of Directors
General Dynamics Corporation:

We have audited the accompanying statement of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) as of December 31, 2001 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP

McLean, VA
June 26, 2002

THIS REPORT IS A COPY OF A PREVIOUSLY ISSUED ARTHUR ANDERSEN LLP REPORT AND HAS
NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP

Report of independent public accountants

To General Dynamics Corporation:

We have audited the accompanying statements of net assets available for benefits of the General Dynamics Corporation Savings and Stock Investment Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedules referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental statement of investments in master trust funds (Schedule I) and the schedule of reportable transactions (Schedule II) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labors Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP ARTHUR ANDERSEN LLP

Vienna, Virginia
June 18, 2001

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000

Assets:
Investments in Master Trust at fair value (note 4)	$1,956,324,075	2,012,575,667
Investments in Master Trust at contract value (notes 4 and 8)	1,141,954,775	1,050,255,714
Participant loans	35,001,582	33,367,607

Total assets	3,133,280,432	3,096,198,988

Liabilities:
Accrued administrative expenses	345,028	2,362,854

Net assets available for benefits	$3,132,935,404	3,093,836,134

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions to net assets attributable to:
Participation in income of master trust – investment income (note 4)	$28,177,045
Transfers in from other plans	13,169,039
Contributions:
Participant	117,790,292
Employer	53,802,676

171,592,968

Total additions	212,939,052

Deductions from net assets attributable to:
Benefits paid to participants	169,219,900
Administrative expenses	4,619,882

Total deductions	173,839,782

Net increase	39,099,270
Net assets available for benefits:
Beginning of year	3,093,836,134

End of year	$3,132,935,404

See accompanying notes to financial statements.

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Plan Description

The following description of the General Dynamics Corporation Savings and Stock Investment Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

The General Dynamics Corporation Savings and Stock Investment Plan (the Plan) is a defined contribution plan covering eligible salaried employees of General Dynamics Corporation (the Company). The Plan document was restated effective January 1, 2001 to comply with recent legislative changes. Substantially all employees of the Company are eligible to participate except those covered by a collective bargaining agreement. The Company is the Plan Sponsor and the Plan Administrator. During 2000, the Company purchased SACO Defense, Inc. and during 2001, the Company purchased BBA Aviation, Inc. In relation to these purchases, during 2001, the SACO Defense, Inc. Retirement Savings Plan and the BBA Aviation Retirement Plan were merged into the Plan. Total assets transferred in from the mergers were $13,169,039.

(b)	Contributions

Other than noted below, participants may contribute from 1 to 10% of the first $25,000 of base earnings and 1 to 6% of base earnings in excess of $25,000. In addition, participants at some locations may contribute another 1 to 4% of base earnings on an unmatched basis. Participants at Bath Iron Works, Armament Systems, Defense Systems, Advanced Technology Systems, Information Systems and UAW employees of General Dynamics Land Systems (GDLS) may contribute 1 to 15% of their salary on a pre-tax basis. Participants at Bath Iron Works may contribute 1 to 17% of their salary on a pre-tax basis, and participants at Decision Systems may contribute 1 to 20% on a pre-tax basis. Participants at Government Systems and Gulfstream Aerospace may contribute 1 to 15% of their salary on a pre-tax, after-tax, or combination basis.

Most company matching contributions to the Plan are invested in Company common stock. However, at certain locations, the Company match follows the Participant’s election. Generally, participants that are eligible for the Company matching contribution and invest 100% in the General Dynamics Stock Fund receive a 100% Company matching contribution in the Company’s common stock. Participants that are eligible for the Company matching contribution but invest less than 100% in the General Dynamics Stock Fund receive a 50% Company matching contribution in the Company’s common stock. The matching contributions vary for participants at Bath Iron Works, Armament Systems, Defense Systems, Advanced Technology Systems, Decision Systems and Information Systems.

(c)	Participant Accounts

Each participant shall direct his or her contributions to be invested in 1% increments in various funds. Changes to investment elections can be made according to rules set by the Plan Administrator. Each participant’s account is credited with allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(d)	Vesting

Participants are eligible to participate in the Plan upon hire, and their contributions are always 100% vested. Vesting in the Company’s contribution portion of their accounts is based on years of credited service. A participant is 100% vested after five years of credited service. Generally, for participants from many of the Company’s subsidiaries, contributions invested in the General Dynamics Stock Fund must be maintained in that fund for five years before becoming eligible for transfer to any other fund. Therefore, a portion of the balance in the General Dynamics Stock Fund represents nonparticipant-directed investments due to the match. With the exception of the General Dynamics Stock Fund, all other investment funds are completely participant-directed.

(e)	Participant Loans

The Plan permits active participants and employed inactive participants to borrow up to 50% of the vested amount in their accounts (as limited by the Plan) and to repay the loan by regular payroll deductions over a period of up to five years. Loans are issued at the prime rate of interest.

(f)	Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to (a) receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account (b) roll over the value of the participant’s vested interest in his or her account into another qualified plan or (c) receive annual installments over a specified period. Participants may also receive hardship withdrawals in a lump-sum payment.

(g)	Forfeited Accounts

Total forfeited non-vested accounts during 2001 totaled $817,447. These amounts were used to reduce future employer contributions.

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value using the quoted market price of the underlying assets except for its fully benefit-responsive investment contracts with insurance companies, which are valued at contract value (see note 8). Loans are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(c)	Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

(3)	Tax Status

The Internal Revenue Service (IRS) issued a favorable determination letter on March 18, 1999, indicating that the Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code (IRC). The trust formed thereunder is exempt from Federal income tax under Section 501(a). Although the Plan has been amended subsequent to the date of the latest determination from the IRS, the Plan administrator and Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(4)	Investments

The Plan’s investments are held by the General Dynamics Corporation Savings and Stock Investment Plan Master Trust (the Master Trust), which was established for the investment of assets of the Plan and the General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan (the Plans). Each participating plan has an undivided interest in the Master Trust. The Northern Trust Company, the Trustee, holds the assets of the Master Trust. The record keepers are Hewitt Associates and Northern Trust Retirement Consulting, LLC. At December 31, 2001 and 2000, the Plan’s interest in the net assets of the Master Trust was approximately 83.1% and 82.8%, respectively. Net assets and net participation in the income of the Master Trust are allocated to the Plans according to their percentage interest in the Master Trust.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

The following table presents the reported value of investments for the Master Trust as of December 31, 2001 and 2000:

	2001	2000

Guaranteed investment contracts	$1,372,946,375	1,262,564,006
General Dynamics Corporation common stock	1,217,794,358	1,174,658,230
Investments in registered investment companies	920,881,483	1,074,640,326
Investments in Corporate Bonds	206,661,368	175,350,050
Participant Loans	47,052,396	45,345,045
Cash and cash equivalents	3,158,526	6,382,608

Total	$3,768,494,506	3,738,940,265

The interests for each of the Plans participating in the Master Trust net investment assets at December 31, 2001 and 2000 were as follows:

	2001	2000

General Dynamics Corporation Savings and Stock Investment Plan	$3,132,935,404	3,093,836,134
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	635,143,906	642,376,820

Total	$3,768,079,310	3,736,212,954

Investment income (loss) for the Master Trust for the year ended December 31, 2001 is as follows:

Net investment gain in appreciation of General Dynamics Corporation common stock	$29,130,403
Net investment gain in appreciation of Guaranteed investment contracts	21,366,464
Net investment gain in appreciation of Investments in Corporate Bonds	13,601,277
Net investment loss in depreciation of Investments in Registered Investment Companies	(115,279,033)
Interest	66,348,057
Dividends	16,342,963

$31,510,131

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

The interests of each of the Plans participating in the investment income in the Master Trust for the year ended December 31, 2001 were as follows:

General Dynamics Corporation Savings and Stock Investment Plan	$28,177,045
General Dynamics Corporation Hourly Employees Savings and Stock Investment Plan	3,333,086

Total	$31,510,131

The investments of the Master Trust which represent five percent or more of the Plan’s net assets each year, were as follows:

	2001	2000

General Dynamics Corporation common stock	$1,217,794,358	$1,174,658,230
S&P 500 Stock Index Fund	743,555,410	888,995,598
Fixed Income Fund	1,372,218,765	1,234,294,095

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, each participant will automatically become vested in the unvested Company contributions. Each participant will receive payments based on the specific dollar amounts and shares of the Company’s common stock in his or her account.

(6)	Plan Administration

The Master Trust primarily pays administrative expenses, although employees of the Company perform certain administrative functions, which are not reimbursed by the Master Trust. Although the Company reimbursed no costs in 2001, the Plan document provides that the Company may reimburse these costs. Total administrative expenses of the Master Trust for the year ended December 31, 2001 were $5,566,122. Administrative expenses were allocated to the Plan using the percentage of the Plan’s interest in the net assets of the Master Trust.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the financial statements at December 31, 2001 and 2000 to Form 5500:

	2001	2000

Net assets available for benefits as reported in the financial statements	$3,132,935,404	3,093,836,134
Amount allocated to withdrawing participants	(2,461,980)	(3,870,611)

Net assets available for benefits as reported in the Form 5500	$3,130,473,424	3,089,965,523

The following is a reconciliation of benefits paid to participants as reported in the financial statements for the year ended December 31, 2001, to Form 5500:

Benefits paid to participants as reported in the financial statements	$169,219,900
Add: Amounts allocated to withdrawing participants at December 31, 2001	2,461,980
Less: Amounts allocated to withdrawing participants at December 31, 2000	(3,870,611)

Benefits paid to participants as reported in the Form 5500	$167,811,269

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001, but not yet paid as of that date.

(8)	Investment Contracts with Insurance Companies

Most investments held by the Master Trust are recorded at quoted market value as stated on public exchanges as of December 31, 2001 and 2000. The Company values the guaranteed investment contracts (GICs) in the Fixed Income Fund and Long Beach Prudential Fund in accordance with AICPA Statement of Position No. 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans. As of December 31, 2001 and 2000, the GICs included in the Master Trust are reported at contract value because they have been determined to be fully benefit responsive. (i.e., participants may direct the withdrawal or transfer of all or a portion of their investment at contract value). There are no reserves against contract value for credit risk of the contract issuers or otherwise. The contract value of the GICs at December 31, 2001, was $1,372,946,375 as compared to the fair value of $1,468,379,505. The average yield and crediting interest rates ranged from 6.3% to 9.2% for 2001 and from 6.7% to 12.3% for 2000.

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(9)	Derivative Financial Instruments

To reduce interest rate risk, the Master Trust has entered into U.S. Treasury and Agency Bond futures contracts. These futures contracts serve to match the price sensitivity and duration of the Master Trust assets with the duration of various obligations of the Master Trust. A futures contract is a contract to purchase U.S. Treasury or Agency Bonds, Notes or Bills at a fixed price on a set date in the future, generally during the next three to six months. The Master Trust pays or receives cash daily for changes in market price of these instruments, with gains or losses reflected in investment income. The total fair value of derivatives at December 31, 2001 and 2000 was $9,292,812 and $24,815,094, respectively, and is included in Corporate Bonds.

(10)	Non-participant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2001 and 2000 and for the year ended December 31, 2001 is as follows:

	2001	2000

General Dynamics Corporation common stock	$1,042,940,359	1,008,402,459

Change in net assets:
Participation in income of the Master Trust	$38,100,036
Participants’ contributions	61,171,521
Employer’s contributions	45,366,703
Distributions to withdrawn participants	(47,325,096)
Interfund transfers	(62,775,264)

Net increase	$34,537,900

(Continued)

GENERAL DYNAMICS CORPORATION
SAVINGS AND STOCK INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(11)	Related Party Transactions

The Plan may, at the discretion of the Plan’s participants or via the Company match, invest through the Master Trust an unlimited amount of its assets in common stock of the Company. The Master Trust held 14,996,339 and 14,963,736 shares of common stock of the Company as of December 31, 2001 and 2000, respectively. Dividends in the Master Trust on the Company’s common stock were $16,342,963 for the year ended December 31, 2001.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL DYNAMICS CORPORATION

As Plan Administrator of the General Dynamics Corporation Savings and Stock Investment Plan

By	/s/ JOHN W. SCHWARTZ John W. Schwartz Vice President and Controller

Dated: June 28, 2002